1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

August 29, 2014

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mark A. Cowan

Re:	Schwab Capital Trust (File Nos. 33-62470 and 811-7704) (the “Registrant”)

Dear Mr. Cowan:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 136 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 137 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on June 18, 2014. PEA No. 136 relates to the Schwab Fundamental Global Real Estate Index Fund (the “Fund”), which is a new series of the Registrant. The SEC staff’s comments were provided by you to Stephen T. Cohen of Dechert LLP and Robin R. Nesbitt of Charles Schwab Investment Management, Inc. (“CSIM”) in a telephonic discussion on July 15, 2014.

Throughout this letter, capitalized terms have the same meaning as in PEA No. 136, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.	Comment: Please provide the Fund’s ticker symbol on the cover page of the statutory prospectus.

Response: The Registrant has inserted the Fund’s ticker symbol on the cover page of the statutory prospectus.

2.	Comment: In the “Principal investment strategies” section of the statutory prospectus, please remove or shorten the footnote that describes the Russell Fundamental Global Select Real Estate Index (“Index”).

Response: General Instruction C(1)(a) to Form N-1A states that the requirements of the Form are “intended to promote effective communication between the Fund and prospective investors.” As the Fund is an index fund, the Registrant believes that a concise narrative description of the Index is an “effective communication” within the meaning of the General Instruction. Moreover, the inclusion of the footnote description, in addition to providing clarifying information to investors, does not lengthen the summary section of the statutory prospectus in any meaningful way or otherwise interfere with a concise, plain English presentation of material information to investors. To the contrary, the Registrant believes the narrative description of the Index provides helpful, clarifying information for investors, including information establishing that the Index is not maintained or sponsored by the Fund or its affiliates. Accordingly, the Registrant respectfully declines to remove or shorten the footnote describing the Index.

3.	Comment: Please confirm that the reference to the Fund’s “net assets” in the Fund’s policy to invest “at least 90% of its net assets in stocks included in the Index” (the “90% Policy”) in the second paragraph of the “Principal investment strategies” section of the statutory prospectus includes any borrowings for investment purposes.

Response: The Registrant confirms that the reference to the Fund’s “net assets” in the Fund’s 90% Policy includes any borrowings for investment purposes. Page 2 of the Fund’s Statement of Additional Information provides the following disclosure: “It is the fund’s policy that, under normal circumstances, it will invest at least 90% of its net assets in stocks included in the Russell Fundamental Global Select Real Estate Index. The fund will notify its shareholders at least 60 days before changing this policy. For purposes of this policy, net assets mean net assets plus the amount of any borrowings for investment purposes.”

4.	Comment: Please revise the fifth paragraph in the “Principal investment strategies” section of the statutory prospectus to make the paragraph less like risk disclosure.

Response: Because the Fund is an index fund, the Registrant believes it benefits shareholders to include disclosure explaining the correlation to the Index. Accordingly, the Registrant has not revised the existing disclosure in response to this comment.

5.	Comment: Please confirm that the Fund’s investment strategies involve “Liquidity Risk,” which is identified in the “Principal risks” section of the statutory prospectus.

Response: Because the Fund may principally invest in REITs, small-sized companies, and derivatives, the Registrant confirms that the Fund may be exposed to “Liquidity Risk.”

6.	Comment: Please add language stating that shares of the Fund are redeemable in the first paragraph in the “Purchase and sale of fund shares” section of the statutory prospectus.

Response: The Registrant believes that the existing disclosure adequately conveys to shareholders that shares of the Fund are redeemable by noting that shareholders may place “orders to . . . redeem fund shares . . .” Accordingly, the Registrant respectfully has not made a change to the disclosure in response to this comment.

7.	Comment: Please disclose that to the extent the Fund invests in REITs, its distributions are likely to be taxable as ordinary income (because they come from mortgage interest and rents), rather than being eligible for the 15% rate on qualified dividends.

Response: The Registrant has added the following language to the Item 9 “REITs Risk” disclosure in response to this comment: “Additionally, dividends paid by REITs are taxed as ordinary income and generally do not qualify for the preferential rate applicable to qualified dividend income.”

8.	Comment: Please confirm why “Currency Risk” and “Geographic Risk” are included in the Item 9 risk disclosure but not in the Item 4 risk disclosure.

Response: While “Currency Risk” and “Geographic Risk” are not included as separate Item 4 risk tiles, they are discussed in the Item 4 disclosure under “Foreign Investment Risk.” Therefore, no change has been made in response to this comment.

9.	Comment: Please include standard Tandy representation language.

Response: The Registrant agrees to make the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	the SEC staff comments or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

*     *     *

Should you have any questions or comments, please contact Robin R. Nesbitt of CSIM at 720.785.8524 or the undersigned at 202.261.3304.

Sincerely,

/s/ Stephen Cohen
Stephen T. Cohen

4